ARISTOCRAT

07027404

10th October, 2007

RECEIVED
OCT 10 2007
209
PROCESSING SECTION

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

Re: Aristocrat Leisure Limited Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended; SEC File No. 82-34870

Dear Sir or Madam:

This letter is being furnished to the U.S. Securities and Exchange Commission by Aristocrat Leisure Limited, a company incorporated under the laws of the Commonwealth of Australia (the "***Company***"), in order to amend the Company's application, dated April 11, 2005 and related undertaking (the "***Application***"), for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), afforded to foreign private issuers eligible pursuant to Rule 12g3-2(b) under the Exchange Act. The Application was cleared effective April 27, 2005, and the Company's SEC file number is 82-34870.

The Company seeks to amend the Application pursuant to Rule 12g3-2(f) under the Exchange Act, to enable it to publish its home country documents that it is required to furnish on a continuous basis under Rule 12g3-2(b)(1)(iii) under the Exchange Act ("***Home Country Documents***") on its Internet Web site or through an electronic information delivery system generally available to the public in its primary trading market.

The Company hereby certifies that its home country documents are in English such that the Company will comply with the English translation requirements of Rule 12g3-2(e) under the Exchange Act.

The address of the Company's Internet Web site where the Company publishes its Home Country Documents is www.aristocratgaming.com. The Company's Web site also provides a link to the Australian Securities Exchange at www.asx.com.au, which also contains the Home Country Documents.

dlw
10/19

ARISTOCRAT LEISURE LIMITED
ABN 44 002 818 368
Head Office
71 Longueville Road, Lane Cove NSW 2066 Australia PO Box 808, Lane Cove NSW 1595 Australia
Telephone +61 2 9413 6300 **Facsimile** +61 2 9420 1352
www.aristocrattechnologies.com

If you have any questions or require any additional information regarding this letter, please contact the undersigned, Company Secretary, at (+61 2) 9413-6666 or email carr-gregg@ali.com.au, or Diana de Brito, Cadwalader, Wickersham & Taft LLP, at 202-862-2409.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter.

Sincerely,

John Carr-Gregg
Aristocrat Leisure Limited
Company Secretary

Enclosure

END